May 30, 2019

Bharat B. Masrani
Group President and Chief Executive Officer
The Toronto-Dominion Bank
TD Bank Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2, Canada

       Re: The Toronto-Dominion Bank
           Registration Statement on Form F-3
           Filed May 24, 2019
           File No. 333-231751

Dear Mr. Masrani:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services